Exhibit 99.1

PROQR THERAPEUTICS N.V.
Index to Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	March 31,	December 31,
	2021	2020
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	67,878	75,838
Prepayments and other receivables	4,534	3,762
Social securities and other taxes	454	421

Total current assets	72,866	80,021

Property, plant and equipment	18,122	18,601
Investments in associates	—	107
Investments in financial assets	621	—

Total assets	91,609	98,729

Equity and liabilities
Equity
Equity attributable to owners of the Company	49,736	57,091
Non-controlling interests	(556)	(545)
Total equity	49,180	56,546

Current liabilities
Borrowings	1,337	1,135
Lease liabilities	1,021	1,260
Derivative financial instruments	1,604	839
Trade payables	275	221
Current income tax liability	—	—
Social securities and other taxes	296	22
Pension premiums	—	6
Deferred income	570	700
Other current liabilities	5,391	6,118

Total current liabilities	10,494	10,301

Borrowings	16,506	16,189
Lease liabilities	15,429	15,693

Total liabilities	42,429	42,183

Total equity and liabilities	91,609	98,729

The notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period
	ended March 31,
	2021	2020
	€ 1,000	€ 1,000
Other income	141	263

Research and development costs	(8,905)	(12,825)
General and administrative costs	(3,339)	(3,918)

Total operating costs	(12,244)	(16,743)

Operating result	(12,103)	(16,480)
Finance income and expense	(293)	536
Results related to associates	(107)	(134)
Gain on recognition of financial asset	621	—
Results related to financial liabilities measured at fair value through profit or loss	(729)	—

Result before corporate income taxes	(12,611)	(16,078)
Income taxes	(7)	—

Result for the period	(12,618)	(16,078)
Other comprehensive income (foreign exchange differences on translation of foreign operation)	396	256

Total comprehensive income	(12,222)	(15,822)

Result attributable to
Owners of the Company	(12,607)	(16,055)
Non-controlling interests	(11)	(23)
	(12,618)	(16,078)
Total comprehensive income attributable to
Owners of the Company	(12,211)	(15,799)
Non-controlling interests	(11)	(23)
	(12,222)	(15,822)

Share information
Weighted average number of shares outstanding[1]	50,811,135	49,906,033

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.25)	(0.32)
Diluted loss per share[1]	(0.25)	(0.32)

The notes are an integral part of these condensed consolidated financial statements.

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Option premium on convertible loan	Translation Reserve	Accumulated Deficit	Total	Non- controlling interests	Total Equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2020	53,975,838	2,159	287,214	16,551	—	151	(211,746)	94,329	(496)	93,833
Result for the period	—	—	—	—	—	—	(16,055)	(16,055)	(23)	(16,078)
Other comprehensive income	—	—	—	—	—	256	—	256	—	256
Recognition of share-based payments	—	—	—	2,870	—	—	—	2,870	—	2,870
Issuance of ordinary shares	—	—	—	—	—	—	—	—	—	—
Treasury shares transferred	(220,958)	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(2)	—	—	2	—	—	—
Share options exercised	220,958	—	469	(304)	—	—	304	469	—	469

Balance at March 31, 2020	53,975,838	2,159	287,683	19,115	—	407	(227,495)	81,869	(519)	81,350

Balance at January 1, 2021	54,131,553	2,165	288,757	23,825	280	(189)	(257,747)	57,091	(545)	56,546
Result for the period	—	—	—	—	—	—	(12,607)	(12,607)	(11)	(12,618)
Other comprehensive income	—	—	—	—	—	396	—	396	—	396
Recognition of share-based payments	112,657	5	382	1,248	—	—	—	1,635	—	1,635
Issuance of ordinary shares	585,398	23	2,629	—	—	—	—	2,652	—	2,652
Treasury shares transferred	(180,126)	—	—	—	—	—	—	—	—	—
Recognition of equity component of convertible loan	—	—	—	—	—	—	—	—	—	—
Share options lapsed	—	—	—	(89)	—	—	89	—	—	—
Share options exercised	180,126	—	569	(388)	—	—	388	569	—	569

Balance at March 31, 2021	54,829,608	2,193	292,337	24,596	280	207	(269,877)	49,736	(556)	49,180

The notes are an integral part of these condensed consolidated financial statements

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period
	ended March 31,

	2021	2020
	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(12,618)	(16,078)
Adjustments for:
— Depreciation	631	522
— Share-based compensation	1,248	2,870
— Financial income and expenses	293	(536)
— Results related to associates	107	134
— Gain on recognition of financial asset	(621)	—
— Results related to financial liabilities measured at fair value through profit or loss	729	—
— Net foreign exchange gain / (loss)	396	256
— Income tax expenses	7	—

Changes in working capital	(1,348)	(2,200)
Cash used in operations	(11,176)	(15,032)

Corporate income tax paid	(7)	—
Interest received	—	29
Interest paid	(578)	(4)

Net cash used in operating activities	(11,761)	(15,007)

Cash flow from investing activities
Purchases of property, plant and equipment	(32)	(198)

Net cash used in investing activities	(32)	(198)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	2,652	—
Proceeds from exercise of share options	569	469
Proceeds from borrowings	—	290
Proceeds from convertible loans	—	—
Repayment of lease liability	(236)	(202)

Net cash generated by financing activities	2,985	557

Net decrease in cash and cash equivalents	(8,808)	(14,648)

Currency effect cash and cash equivalents	848	761
Cash and cash equivalents, at beginning of the period	75,838	111,950

Cash and cash equivalents at the end of the period	67,878	98,063

The notes are an integral part of these condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

PROQR THERAPEUTICS N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

ProQR Therapeutics N.V., or “ProQR” or the “Company”, is a development stage company domiciled in the Netherlands that primarily focuses on the development and commercialization of novel therapeutic medicines.

Since September 18, 2014, the Company’s ordinary shares are listed on the NASDAQ Global Market under ticker symbol PRQR.

The Company was incorporated in the Netherlands, on February 21, 2012 and was reorganized from a private company with limited liability to a public company with limited liability on September 23, 2014. The Company has its statutory seat in Leiden, the Netherlands. The address of its headquarters and registered office is Zernikedreef 9, 2333 CK Leiden, the Netherlands.

ProQR Therapeutics N.V. is the ultimate parent company of the following entities:

●	ProQR Therapeutics Holding B.V. (100%);
●	ProQR Therapeutics I B.V. (100%);
●	ProQR Therapeutics II B.V. (100%);
●	ProQR Therapeutics III B.V. (100%);
●	ProQR Therapeutics IV B.V. (100%);
●	ProQR Therapeutics VI B.V. (100%);
●	ProQR Therapeutics VII B.V. (100%);
●	ProQR Therapeutics VIII B.V. (100%);
●	ProQR Therapeutics IX B.V. (100%);
●	ProQR Therapeutics I Inc. (100%);
●	Amylon Therapeutics B.V. (80%);
●	Amylon Therapeutics Inc. (80%);

ProQR Therapeutics N.V. is also statutory director of Stichting Bewaarneming Aandelen ProQR (“ESOP Foundation”) and has full control over this entity.

As used in these condensed consolidated financial statements, unless the context indicates otherwise, all references to “ProQR” or the “Company” refer to ProQR Therapeutics N.V. including its subsidiaries and the ESOP Foundation.

2. Significant Accounting Policies

These condensed consolidated financial statements have been prepared in accordance with the recognition and measurement criteria of IFRS. Certain disclosures required by IAS 34 Interim Financial Statements have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020. In the opinion of management, all events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period are disclosed in these condensed consolidated financial statements.

Unaudited Condensed Consolidated Financial Statements

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

The Company operates in one reportable segment, which comprises the discovery and development of innovative, RNA based therapeutics.

3. Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

New Standards and Interpretations, which became effective as of January 1, 2021, did not have a material impact on our condensed consolidated financial statements.

4. Critical Accounting Estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Research and development expenditures

Research expenditures are currently not capitalized but are reflected in the income statement because the criteria for capitalization are not met. At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

Although we do not expect the estimates to be materially different from amounts actually incurred, the understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and could result in reporting amounts that are too high or too low in any particular period.

Convertible debt

The terms of our convertible debt agreements are evaluated to determine whether the convertible debt instruments contain both liability and equity components, in which case the instrument is a compound financial instrument. Convertible debt agreements are also evaluated to determine whether they contain embedded derivatives, in which case the instrument is a hybrid financial instrument. Judgement is required to determine the classification of such financial instruments based on the terms and conditions of the convertible debt agreements, the currencies in which the debt instruments are denominated and the Company’s functional currency.

Estimation methods are used to determine the fair values of the liability and equity components of compound financial instruments and to determine the fair value of embedded derivatives included in hybrid financial instruments. The determination of the effective interest used for the host contracts of hybrid financial instruments and the liability components of compound financial instruments is dependent on the outcome of such estimations. Evaluating the reasonableness of these estimations and the assumptions and inputs used in the valuation methods requires a significant amount of judgement and is therefore subject to an inherent risk of error.

Unaudited Condensed Consolidated Financial Statements

5. Cash and Cash Equivalents

At March 31, 2021, the Company’s cash and equivalents were € 67,878,000 as compared to € 75,838,000 at December 31, 2020. The cash balances are held at banks with investment grade credit ratings. The cash at banks is at full disposal of the Company.

6. Property, plant and equipment

At March 31, 2021 and December 31, 2020, property plant and equipment consisted of buildings and leasehold improvements, laboratory equipment and other assets. Buildings and leasehold improvements include a right-of-use asset relating to the lease of our Leiden office and laboratory space, with a carrying amount of € 16,375,000 at March 31, 2021 (December 31, 2020: € 16,775,000).

7. Current liabilities

At March 31, 2021 and December 31, 2020, the other current liabilities consisted principally of accruals for services provided by vendors not yet billed, payroll related accruals and other miscellaneous liabilities.

8. Borrowings

	March 31,	December 31,
	2021	2020
	€ 1,000	€ 1,000
Innovation credit	2,771	2,770
Accrued interest on innovation credit	375	307
Convertible notes	14,234	13,812
Accrued interest on convertible notes	463	435

Total borrowings	17,843	17,324
Current portion	(1,337)	(1,135)
	16,506	16,189

On December 10, 2018 ProQR was awarded an Innovation credit for the sepofarsen program for LCA 10. Amounts will be drawn under this facility from 2018 through 2022. The total credit of € 4.7 million will be used to conduct the Phase 2/3 clinical study for sepofarsen and to finance efforts to obtain regulatory and ethical market approval (NDA/MAA). The credit, including accrued interest of 10% per annum, is repayable depending on ProQR obtaining market approval for sepofarsen. An amount of € 2.8 million had been received as at March 31, 2021. Accumulated interest amounted to € 0.4 million as at March 31, 2021. The assets that are co-financed with the granted innovation credit are subject to a right of pledge for the benefit of RVO.

Convertible loans

On July 14, 2020, the Company entered into a convertible debt financing agreement with Pontifax Medison Debt Financing. Under the agreement, the Company will have access to up to $ 30 million in convertible debt financing in three tranches of $ 10 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of $ 10 million had been drawn down as at March 31, 2021.

A second close of the convertible debt financing agreement was completed on August 6, 2020 with Kreos Capital. Under the second agreement, the Company will have access to up to € 15 million in convertible debt financing in three tranches

Unaudited Condensed Consolidated Financial Statements

of € 5 million each that will mature over a 54-month period and have an interest-only period of 24 months. One tranche of € 5 million had been drawn down as at March 31, 2021.

Pontifax and/or Kreos may elect to convert the outstanding loans into ProQR ordinary shares at any time prior to repayment at a fixed conversion price. ProQR also has the ability to convert the loans into its ordinary shares, at the same conversion price, if the Company’s stock price reaches a pre-determined threshold. In connection with the loan agreement, the Company issued to Pontifax and Kreos warrants to purchase up to an aggregate of 302,676 shares of its common stock at a fixed exercise price.

Pontifax’ conversion option and warrants are accounted for as embedded derivatives and are recognized separately from the host contract as financial liabilities at fair value through profit or loss. The host contract is recognized at amortized cost.

The Kreos loan is accounted for as a compound financial instrument. The liability component is recognized at amortized cost. The equity component is initially recognized at fair value as option premium on convertible loan and will not be subsequently remeasured. Kreos’ warrants are accounted for as embedded derivatives and are recognized as financial liabilities at fair value through profit or loss.

Convertible loans were issued to Amylon Therapeutics B.V. and are interest-bearing at an average rate of 8% per annum. They are convertible into a variable number of ordinary shares within 36 months at the option of the holder or the Company in case financing criteria are met. Any unconverted loans become payable on demand after 24 – 36 months in equal quarterly terms.

9. Lease liabilities

At March 31, 2021 and December 31, 2020, lease liabilities primarily consisted of the Company’s lease of office and laboratory facilities at Zernikedreef in Leiden, the Netherlands.

The lease agreement for our Leiden headquarters, where our main offices and laboratories are located, was put in place on July 1, 2020 and the current lease term is 11 years. The lease agreement may be further extended for subsequent 5-year terms. The carrying amount of the right-of-use asset is disclosed in note 6 Property, plant & equipment.

10. Shareholders’ equity

The authorized share capital of the Company amounting to € 7,200,000 consists of 90,000,000 ordinary shares and 90,000,000 preference shares with a par value of € 0.04 per share. At March 31, 2021, 54,829,608 ordinary shares were issued and fully paid in cash, of which 3,746,617 were held by the Company as treasury shares (December 31, 2020: 3,926,743).

On November 7, 2018, the Company filed a shelf registration statement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 300,000,000 of its ordinary shares, warrants and/or units.

On March 31, 2020, the Company entered into a sales agreement, which permitted the offering, issuance and sale by the Company of up to a maximum aggregate offering price of $ 75,000,000 of its ordinary shares that may be issued and sold in one or more at-the-market offerings with Citigroup Global Markets, Inc. and Cantor Fitzgerald & Co. In 2020, no shares were issued pursuant to this ATM facility.

Unaudited Condensed Consolidated Financial Statements

In January 2021, the Company issued 585,398 ordinary shares under our sales agreement for at-the-market offerings with Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. The gross proceeds from this sale amounted to € 2,767,000, with transaction costs amounting to € 114,000, resulting in net proceeds of € 2,653,000.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Share options

The Company operates an equity-settled share-based compensation plan, which was introduced in 2013. Options may be granted to employees, members of the Supervisory Board, members of the Management Board and consultants. The compensation expenses included in operating costs for this plan in the three-month period ended March 31, 2021 were € 1,248,000 (three-month period ended March 31, 2020: € 2,870,000), of which € 804,000 (three-month period ended March 31, 2020: € 1,121,000) was recorded in general and administrative costs and € 444,000 (three-month period ended March 31, 2020: € 1,749,000) was recorded in research and development costs.

11. Other income

	Three month period
	ended March 31,
	2021	2020
	€ 1,000	€ 1,000

Grant income	141	229
Other income	—	34
	141	263

On February 9, 2018, the Company entered into a partnership agreement with Foundation Fighting Blindness (FFB), under which FFB has agreed to provide funding of $7.5 million for the pre-clinical and clinical development of QR-421a for Usher syndrome type 2A targeting mutations in exon 13.

Grants are recognized in other income in the same period in which the related R&D costs are recognized.

12. Research and development costs

Research and development costs amount to € 8,905,000 for the three-month period ended March 31, 2021 (three-month period ended March 31, 2020: € 12,825,000) and are comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs.

13. General and administrative costs

General and administrative costs amount to € 3,339,000 for the three-month period ended March 31, 2021 (three-month period ended March 31, 2020: € 3,918,000).

14. Results related to associates

In January 2021, our associate company Wings Therapeutics Inc. merged into Phoenicis Therapeutics Inc. Consequently, Wings Therapeutics Inc. ceased to exist and the related investment was derecognized. ProQR does not have significant

Unaudited Condensed Consolidated Financial Statements

influence in Phoenicis Therapeutics Inc. Our interest in Phoenicis is recognized as a financial asset, as disclosed in note 15.

The results related to associates for the three-month period ended March 31, 2021 amount to a loss on derecognition of Wings Therapeutics Inc. of € 107,000. The results related to associates for the three-month period ended March 31, 2020 amount to a loss of € 134,000 and consist of our share of the net losses of Wings Therapeutics Inc.

15. Gain on recognition of financial asset

In January 2021, Wings Therapeutics Inc. merged into Phoenicis Therapeutics Inc. by means of a non-cash transaction. ProQR holds a 3.9% interest in Phoenicis Therapeutics Inc.

The gain on recognition of financial asset for the three-month period ended March 31, 2021 of € 621,000 relates to the gain realized on our investment in the equity instruments of Phoenicis Therapeutics Inc. The Company elected to recognize subsequent changes in the fair value of our investment in Phoenicis in Other Comprehensive Income.

16. Income taxes

The current income tax liability amounts to € nil at March 31, 2021 (December 31, 2020: € nil). No significant temporary differences exist between accounting and tax results. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company has not yet recognized any deferred tax asset related to operating losses.

17. Events after balance sheet date

In April 2021, the Company consummated an underwritten public offering of 15,923,077 ordinary shares at an issue price of $ 6.50 per share. The gross proceeds from this offering amounted to $ 103,500,000 while the transaction costs amounted to $ 6,410,000, resulting in net proceeds of $ 97,090,000.

In May 2021, the Company entered into an exclusive worldwide license and discovery collaboration for an undisclosed target with Yarrow Biotechnology, an RTW Investments, LP incubated company. Under the terms of the agreement, ProQR is eligible to receive up to $115 million of upfront and milestone payments, plus single digit percentage royalties on the net sales of any resulting products during the royalty term. ProQR will also have the right to receive an undisclosed percentage of equity in the form of shares of common stock of Yarrow. ProQR will be responsible for certain preclinical activities with reimbursement for the research costs by Yarrow, while Yarrow will be responsible for continuing development of the program and commercialization activities.